Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

December 22, 2011

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 70 (“PEA”)
(File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to the oral comments we received from you on December 13, 2011 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 28, 2011. The primary purpose of the PEA was to reflect (i) revised investment objectives for the WisdomTree Australia & New Zealand Debt Fund (formerly, the WisdomTree Dreyfus New Zealand Dollar Fund) and WisdomTree Euro Debt Fund (formerly, the WisdomTree Dreyfus Euro Fund) and (ii) revised principal investment strategies for the WisdomTree Dreyfus Chinese Yuan Fund, the WisdomTree Australia & New Zealand Debt Fund, and the WisdomTree Euro Debt Fund (each a “Fund” and collectively, the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

Prospectus

1.	Comment: For the WisdomTree Dreyfus Chinese Yuan Fund, please revise the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 to require that the Fund invest 80% of its net assets, plus the amount of any borrowings for investment purposes, in Chinese yuan-denominated securities.

Response: We respectfully decline to revise the Fund’s 80% investment policy as suggested. We do not believe the word yuan indicates a type of security or industry. Rather, we believe yuan, particularly when tied with the word China, indicates an investment emphasis in China, consistent with the Fund’s current 80% investment policy.

2.	Comment: Please explain to the staff how each Fund values its derivative investments for purposes of satisfying the 80% investment policy required by Rule 35d-1. In addition, please confirm that the notional value of derivative investments is not used for purposes of satisfying each Fund’s 80% investment policy.

Response: Each Fund’s derivative instruments are valued based on the cost to close any such transaction. The cost to close is based on pricing information published by Bloomberg or Reuters. We have confirmed with the Registrant, that the notional value of derivative investments is not used for purposes of satisfying each Fund’s 80% investment policy.

Mr. Ed Bartz

December 22, 2011

3.	Comment: Please explain to the staff why the JP Morgan Emerging Markets Index Plus China is an appropriate benchmark for the WisdomTree Dreyfus Chinese Yuan.

Response: The JP Morgan Emerging Markets Index Plus China tracks the total returns of a weighted basket of 1-,2-, and 3- month forward currency contracts collateralized with U.S. dollar-denominated money market instruments to proxy the total returns of an investment in local-currency money market instruments. This proxy effectively creates an index of money market rates in China. “Emerging Markets Index Plus” is a brand name and is not intended to imply that the Index is a broad emerging markets index.

4.	Comment: For the WisdomTree Australia & New Zealand Debt Fund, please revise the Fund’s 80% investment policy to require that the Fund invest 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities of Australian and New Zealand issuers.

Response: We respectfully decline to revise the Fund’s 80% investment policy as suggested. The Fund’s current 80% investment policy requires that the Fund, under normal circumstances, invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Debt Securities. Debt Securities are defined as fixed income securities denominated in Australia or New Zealand dollars, as well as certain derivatives and other instruments described in the Fund’s Prospectus. The Adviser believes securities denominated in Australia or New Zealand dollars “are tied economically to” Australia or New Zealand, as required by Rule 35d-1(a)(3) under the 1940 Act.

Prior to the adoption of Rule 35d-1, the staff generally required that a fund with a name indicating investment in a particular country or geographic region meet one of three criteria. One of the criterion required that the fund invest in “securities of issuers that are organized under the laws of the country or of a country within the specific geographic region suggested by the fund’s name or that maintain their principal place of business in that country or region.”1 Not only was this requirement only one way in which a fund could demonstrate that its investments were economically tied to a specific country or geographic region prior to the adoption of Rule 35d-1, but the SEC ultimately set aside the three criteria as the sole methods for demonstrating such economic ties in favor of a more broad and flexible requirement. The Adopting Release specifically recognized that there are numerous ways in which investments might be tied economically to a particular country or region suggested by a fund’s name, and explained that “[t]he disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the [fund’s] assets to the economic fortunes and risks of the country or geographic region indicated by its name.” The Fund’s investment in securities denominated in Australia and New Zealand dollars is a prime example of an investment that exposes the Fund’s assets to the economic fortunes and risks of Australia and New Zealand. Therefore, we believe the Fund’s 80% investment policy is consistent with Rule 35d-1 and clearly contemplated by the Commission in its adoption of Rule 35d-1.

[1]	Investment Company Names, Investment Company Act Rel. Nos. 22530 (Feb. 27, 1997) (“Proposing Release”) and 24828 (Jan. 17, 2001) (“Adopting Release”).

Mr. Ed Bartz

December 22, 2011

5.	Comment: In each Fund’s Summary section, please consider shortening the Item 4 disclosure under “Principal Investment Strategies of the Fund” and moving any additional disclosure to Item 9 of each Fund’s Prospectus.

Response: While we believe the information currently included in each Fund’s “Principal Investment Strategies of the Fund” section is consistent with the requirements of Form N-1A and valuable to investors, the Registrant has confirmed that it will take the staff’s suggestion into consideration with respect to future filings.

6.	Comment: For the WisdomTree Australia & New Zealand Debt Fund, please augment the Item 4 Geographic Concentration in Australia and New Zealand Risk disclosure.

Response. We have revised the Geographic Concentration in Australia and New Zealand Risk disclosure as follows (new disclosure is noted in bold and brackets):

Geographic Concentration in Australia and New Zealand. Because the Fund concentrates its investments in Australia and New Zealand, the Fund’s performance is expected to be closely tied to social, political, and economic conditions within these countries and to be more volatile than the performance of more geographically diversified funds. [The economies of Australia and New Zealand are both heavily dependent on the demand for commodity exports, including agricultural products. As a result, both economies are particularly vulnerable to international commodity prices and global economic slowdowns.] These and other factors could have a negative impact on the Fund’s performance and increase the volatility of an investment in the Fund.

7.	Comment: For the WisdomTree Euro Debt Fund, please revise the Fund’s 80% investment policy to require that the Fund invest 80% of its net assets, plus the amount of any borrowings for investment purposes, in euro-denominated debt securities.

Response: While we believe that the Fund’s current 80% investment policy is consistent with Rule 35d-1 under the 1940 Act, we have revised the description of the Fund’s 80% investment policy as follows (new disclosure is noted in bold and brackets):

“Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Debt Securities. Debt Securities [consist of] fixed income securities, such as bonds, notes or other debt obligations, denominated in euros, as well as certain derivatives and other instruments described herein.”

8.	Comment: For each Fund, please revise the 80% investment policy disclosure in the “Principal Investment Strategies of the Fund” sections to include all of the language specified by Rule 35d-1.

Response: As requested, we have revised each Fund’s 80% investment policy to include the following language: “plus the amount of any borrowings for investment purposes.”

Mr. Ed Bartz

December 22, 2011

9.	Comment: Please ensure that each risk is disclosed in Item 9 and summarized in Item 4 for each Fund.

Response: We have revised each Fund’s Prospectus accordingly.

10.	Comment: For each Fund, please disclose in the Item 9 disclosure in the Prospectus how much notice will be provided to shareholders in the event of a change in the Fund’s investment objective.

Response: While we believe that the Funds’ current disclosure is consistent with the requirements of Form N-1A as the Funds’ SAI currently discloses that it will provide shareholders with at least 60 days’ prior written notice in the event of a change to a Fund’s investment objective, we have revised the language under “Additional Investment Objective Information” as set forth below.

Additional Investment Objective Information. Each Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without a vote of shareholders upon at least 60 days’ prior written notice to shareholders.

SAI

11.	Comment: For each Fund, please confirm that the Fund does not invest 25% or more in the bonds of any single foreign government. To the extent, a Fund does so invest, please revise the Fund’s concentration policy disclosed under “Investment Limitations” to address the fact that the Fund is concentrated in that particular country.

Response: We have confirmed with the Registrant that each Fund does not invest 25% or more in the bonds of any single foreign government.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	W. John McGuire, Esq.

Richard Morris, Esq.

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